UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-25375

Vignette Corporation

(Exact name of registrant as specified in its charter)

1301 South MoPac Expressway, Suite 100, Austin, Texas 78746, (512) 741-4300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, $0.01 par value

(Title of each class of securities covered by this Form)

n/a

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One

Effective July 21, 2009, Vignette Corporation, a Delaware corporation, merged with and into Scenic Merger Corp., a Delaware corporation and wholly owned subsidiary of Open Text Corporation, a Delaware corporation, with Vignette Corporation surviving as a wholly owned subsidiary of Open Text Corporation. As consideration for the merger in which Vignette Corporation became a wholly owned subsidiary of Open Text Corporation, each outstanding share of Vignette Corporation immediately prior to the effective time of the merger was converted into the right to receive $8.00 in cash, without interest, and 0.1447 of one shares of Open Text Corporation common stock. As a consequence of the merger, Open Text Corporation became the sole shareholder of Vignette Corporation.

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	July 22, 2009	By:	/s/ Michael A. Aviles
Michael A. Aviles, President and Chief Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.